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EXHIBIT 12.2

VIDEOTRON LTÉE
COMPUTATION OF RATIO OF LONG-TERM DEBT,
EXCLUDING QMI SUBORDINATED LOANS, TO EBITDA
(DOLLARS IN MILLIONS, EXCEPT FOR RATIO OF LONG-TERM DEBT, EXCLUDING QMI
SUBORDINATED LOANS, TO EBITDA)

	YEAR ENDED DECEMBER 31,			NINE MONTHS ENDED SEPTEMBER 30,		PRO FORMA SEPTEMBER 30,
	2002	2003	2004	2004	2005	2005
CANADIAN GAAP
Long-term debt, excluding QMI subordinated loans(1)	$1,119.6	$886.7	$888.9	$834.4	$971.8	$971.8
EBITDA(2)(3)	210.3	277.7	341.1	253.4	282.4	303.2

Ratio of long-term debt, excluding QMI subordinated loans, to EBITDA	5.3	3.2	2.6	2.5	2.6	2.4

(1)
As defined and calculated in note 6 to "Selected Consolidated Financial and Operating Data," except for the pro forma combined long-term debt, excluding QMI subordinated loans, for the nine months ended September 30, 2005, which is calculated as described in note 9 to "Summary — Summary Consolidated Financial and Operating Data and Pro Forma Combined Financial Information."

(2)
As defined and calculated in note 7 to "Selected Consolidated Financial and Operating Data."

(3)
Ratio of long-term debt, excluding QMI subordinated loans, to EBITDA for the nine months ended September 30, 2004 and 2005, is based on annualized EBITDA for the nine months ended September 30, 2004 and 2005, respectively.

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VIDEOTRON LTÉE COMPUTATION OF RATIO OF LONG-TERM DEBT, EXCLUDING QMI SUBORDINATED LOANS, TO EBITDA (DOLLARS IN MILLIONS, EXCEPT FOR RATIO OF LONG-TERM DEBT, EXCLUDING QMI SUBORDINATED LOANS, TO EBITDA)